Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: May 16, 2018

The following is a letter sent to certain employees of RELX PLC and RELX NV on May 16, 2018.

Dear Colleague,

Proposed further simplification of RELX Group

Publication of shareholder Circular and Prospectus – for information only

Further to the announcement on 15 February 2018, we are writing to you as a participant in the Dutch Share Purchase Plan (Nederlands aandelenaankoopplan) and/or the Dutch Debenture Scheme (Personeelsobligatie regeling) (the Dutch Plans) to let you know that shareholder documents (including the Circular and Prospectus) were published on the RELX website on 9 May 2018. These documents provide additional information about the proposed further simplification of RELX Group’s corporate structure.

A more detailed communication about the effect of the proposed simplification on the interests you hold under either or both Dutch Plans will be sent to you following the shareholder meetings described in the Circular.

In the meantime, if you have any questions, please email Group Compensation in London at group.compensation@relx.com.

Yours faithfully,

Group Compensation

Note: Information in this communication also applies to holders of phantom/cash-settled awards and options.

Because the simplification will involve the offer of securities in the US, we are required by US securities law to include the following note on all communications relating to the simplification:

CAUTIONARY NOTE

This email does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this email. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus has been made available to shareholders on RELX Group’s website (www.relx.com).

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

RELX PLC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which has been declared effective, and a prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the Simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders may obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders may obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.